                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of February 11, 1999

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

February 1999                                                        Schedule 11
--------------------------------------------------------------------------------
           COMPANY ANNOUNCEMENTS OFFICE OF THE LONDON STOCK EXCHANGE

                                  SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

Number of reports in announcement: 6

AVS No.:

All relevant boxes should be completed in block capital letters.

1.   Name of company:

     MICRO FOCUS GROUP PLC

2.   Name of director:

     MICHEL BERTY

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

     SAME AS 2. ABOVE

4. Name the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

     SAME AS 2. ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):

6. Please state the nature of the transaction. For PEP transaction pleases indicate whether general/single co PEP and if discretionary/non discretionary:

     GRANT OF SHARE OPTIONS

7.   Number of shares/amount of stock acquired:

8.   Percentage of issued class:

9.   Number of shares/amount of stock disposed:

10.  Percentage of issued class:

11.  Class of security:

12.  Price per share:

13.  Date of transaction:

14.  Date company informed:

15.  Total holding following this notification:

16.  Total percentage holding of issued class following this notification:

-------------------------------------------------------------------------------

If a director has been granted option by the company please complete the following boxes.

17.  Date of grant:

     10 FEBRUARY 99

18.  Period during which or date on which exercisable:

     BETWEEN 10 FEBRUARY 99 AND 9 FEBRUARY 2005

19.  Total amount paid (if any) for grant of the option:

     NIL

20.  Description of shares or debentures involved - class, number:

     2P ORDINARY SHARES 10,000

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

     GBP 1.49

22. Total number of shares or debentures over which options held following this notification:

     60,415

23.  Contact name for queries:

     PHILLIP ROSIER

24.  Name of contact and telephone number for queries:

     (01635  565583)

25. Name and signature of authorised company official responsible for making this notification:

     /s/ PHILLIP ROSIER

--------------------------------------------------------------------------------

London Stock Exchange. Company Announcements Office. Old Broad Street, London EC2N 1HP Facsimile: 0171 588 6057.0171 334 896/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

February 1999                                                        Schedule 11
--------------------------------------------------------------------------------
           COMPANY ANNOUNCEMENTS OFFICE OF THE LONDON STOCK EXCHANGE

                                  SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


AVS No.:

All relevant boxes should be completed in block capital letters.

1.   Name of company:

     MICRO FOCUS GROUP PLC

2.   Name of director:

     KEVIN BURNS

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

     SAME AS 2. ABOVE

4. Name the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

     SAME AS 2. ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):

6. Please state the nature of the transaction. For PEP transaction pleases indicate whether general/single co PEP and if discretionary/non discretionary:

     GRANT OF SHARE OPTIONS

7.   Number of shares/amount of stock acquired:

8.   Percentage of issued class:

9.   Number of shares/amount of stock disposed:

10.  Percentage of issued class:

11.  Class of security:

12.  Price per share:

13.  Date of transaction:

14.  Date company informed:

15.  Total holding following this notification:

     50,000 (HELD AS 10,000 ADR's)

16.  Total percentage holding of issued class following this notification:

     0.03

-------------------------------------------------------------------------------

If a director has been granted option by the company please complete the following boxes.

17.  Date of grant:

     10 FEBRUARY 99

18.  Period during which or date on which exercisable:

     BETWEEN 10 FEBRUARY 99 AND 9 FEBRUARY 2005

19.  Total amount paid (if any) for grant of the option:

     NIL

20.  Description of shares or debentures involved - class, number:

     2P ORDINARY SHARES 10,000

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

     GBP 1.49

22. Total number of shares or debentures over which options held following this notification:

     556,565

23.  Contact name for queries:

     PHILLIP ROSIER

24.  Name of contact and telephone number for queries:

     (01635  565583)

25. Name and signature of authorised company official responsible for making this notification:

     /s/ PHILLIP ROSIER

--------------------------------------------------------------------------------

London Stock Exchange. Company Announcements Office. Old Broad Street, London EC2N 1HP Facsimile: 0171 588 6057.0171 334 896/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

February 1999                                                        Schedule 11
--------------------------------------------------------------------------------
           COMPANY ANNOUNCEMENTS OFFICE OF THE LONDON STOCK EXCHANGE

                                  SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


AVS No.:

All relevant boxes should be completed in block capital letters.

1.   Name of company:

     MICRO FOCUS GROUP PLC

2.   Name of director:

     J. MICHAEL GULLARD

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

     SAME AS 2. ABOVE

4. Name the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

     SAME AS 2. ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):

6. Please state the nature of the transaction. For PEP transaction pleases indicate whether general/single co PEP and if discretionary/non discretionary:

     GRANT OF SHARE OPTIONS

7.   Number of shares/amount of stock acquired:

8.   Percentage of issued class:

9.   Number of shares/amount of stock disposed:

10.  Percentage of issued class:

11.  Class of security:

12.  Price per share:

13.  Date of transaction:

14.  Date company informed:

15.  Total holding following this notification:

     57,500 (HELD AS 5,000 2P ORDINARY AND 10,500 ADR's)

16.  Total percentage holding of issued class following this notification:

     0.04

--------------------------------------------------------------------------------

If a director has been granted option by the company please complete the following boxes.

17.  Date of grant:

     10 FEBRUARY 99

18.  Period during which or date on which exercisable:

     BETWEEN 10 FEBRUARY 99 AND 9 FEBRUARY 2005

19.  Total amount paid (if any) for grant of the option:

     NIL

20.  Description of shares or debentures involved - class, number:

     2P ORDINARY SHARES 20,000

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

     GBP 1.49

22. Total number of shares or debentures over which options held following this notification:

     320,000

23.  Contact name for queries:

     PHILLIP ROSIER

24.  Name of contact and telephone number for queries:

     (01635  565583)

25. Name and signature of authorised company official responsible for making this notification:

     /s/ PHILLIP ROSIER

--------------------------------------------------------------------------------

London Stock Exchange. Company Announcements Office. Old Broad Street, London EC2N 1HP Facsimile: 0171 588 6057.0171 334 896/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

February 1999                                                        Schedule 11
--------------------------------------------------------------------------------
           COMPANY ANNOUNCEMENTS OFFICE OF THE LONDON STOCK EXCHANGE

                                  SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


AVS No.:

All relevant boxes should be completed in block capital letters.

1.   Name of company:

     MICRO FOCUS GROUP PLC

2.   Name of director:

     HAROLD HUGHES

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

     SAME AS 2. ABOVE

4. Name the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

     SAME AS 2. ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):

6. Please state the nature of the transaction. For PEP transaction pleases indicate whether general/single co PEP and if discretionary/non discretionary:

     GRANT OF SHARE OPTIONS

7.   Number of shares/amount of stock acquired:

8.   Percentage of issued class:

9.   Number of shares/amount of stock disposed:

10.  Percentage of issued class:

11.  Class of security:

12.  Price per share:

13.  Date of transaction:

14.  Date company informed:

15.  Total holding following this notification:

     100,000

16.  Total percentage holding of issued class following this notification:

     0.07

--------------------------------------------------------------------------------

If a director has been granted option by the company please complete the following boxes.

17.  Date of grant:

     10 FEBRUARY 99

18.  Period during which or date on which exercisable:

     BETWEEN 10 FEBRUARY 99 AND 9 FEBRUARY 2005

19.  Total amount paid (if any) for grant of the option:

     NIL

20.  Description of shares or debentures involved - class, number:

     2P ORDINARY SHARES 10,000

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

     GBP 1.49

22. Total number of shares or debentures over which options held following this notification:

     70,000

23.  Contact name for queries:

     PHILLIP ROSIER

24.  Name of contact and telephone number for queries:

     (01635  565583)

25. Name and signature of authorised company official responsible for making this notification:

     /s/ PHILLIP ROSIER

--------------------------------------------------------------------------------

London Stock Exchange. Company Announcements Office. Old Broad Street, London EC2N 1HP Facsimile: 0171 588 6057.0171 334 896/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

February 1999                                                        Schedule 11
--------------------------------------------------------------------------------
           COMPANY ANNOUNCEMENTS OFFICE OF THE LONDON STOCK EXCHANGE

                                  SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


AVS No.:

All relevant boxes should be completed in block capital letters.

1.   Name of company:

     MICRO FOCUS GROUP PLC

2.   Name of director:

     J. SIDNEY WEBB

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

     SAME AS 2. ABOVE

4. Name the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

     SAME AS 2. ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):


6. Please state the nature of the transaction. For PEP transaction pleases indicate whether general/single co PEP and if discretionary/non discretionary:

     GRANT OF SHARE OPTIONS

7.   Number of shares/amount of stock acquired:

8.   Percentage of issued class:

9.   Number of shares/amount of stock disposed:

10.  Percentage of issued class:

11.  Class of security:

12.  Price per share:

13.  Date of transaction:

14.  Date company informed:

15.  Total holding following this notification:

     5,500

16.  Total percentage holding of issued class following this notification:

     LESS THAN 0.01

--------------------------------------------------------------------------------

If a director has been granted option by the company please complete the following boxes.

17.  Date of grant:

     10 FEBRUARY 99

18.  Period during which or date on which exercisable:

     BETWEEN 10 FEBRUARY 99 AND 9 FEBRUARY 2005

19.  Total amount paid (if any) for grant of the option:

     NIL

20.  Description of shares or debentures involved - class, number:

     2P ORDINARY SHARES 10,000

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

     GBP 1.49

22. Total number of shares or debentures over which options held following this notification:

     63,500

23.  Contact name for queries:

     PHILLIP ROSIER

24.  Name of contact and telephone number for queries:

     (01635  565583)

25. Name and signature of authorised company official responsible for making this notification:

     /s/ PHILLIP ROSIER

--------------------------------------------------------------------------------

London Stock Exchange. Company Announcements Office. Old Broad Street, London EC2N 1HP Facsimile: 0171 588 6057.0171 334 896/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

February 1999                                                        Schedule 11
--------------------------------------------------------------------------------
           COMPANY ANNOUNCEMENTS OFFICE OF THE LONDON STOCK EXCHANGE

                                  SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No.:

All relevant boxes should be completed in block capital letters.

1.   Name of company:

     MICRO FOCUS GROUP PLC

2.   Name of director:

     MARTIN WATERS

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

     SAME AS 2. ABOVE

4. Name the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

     SAME AS 2. ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):

6. Please state the nature of the transaction. For PEP transaction pleases indicate whether general/single co PEP and if discretionary/non discretionary:

     GRANT OF SHARES OPTIONS

7.   Number of shares/amount of stock acquired:

     N/A

8.   Percentage of issued class:

     N/A

9.   Number of shares/amount of stock disposed:

     N/A

10.  Percentage of issued class:

     N/A

11.  Class of security:

     N/A

12.  Price per share:

     N/A

13.  Date of transaction:

     N/A

14.  Date company informed:

     N/A

15.  Total holding following this notification:

16.  Total percentage holding of issued class following this notification:


--------------------------------------------------------------------------------

If a director has been granted option by the company please complete the following boxes.

17.  Date of grant:

     10 FEBRUARY 99

18.  Period during which or date on which exercisable:

     BETWEEN 10 FEBRUARY 99 AND 9 FEBRUARY 2005

19.  Total amount paid (if any) for grant of the option:

     NIL

20.  Description of shares or debentures involved - class, number:

     2P ORDINARY SHARES 10,000

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

     GBP 1.49

22. Total number of shares or debentures over which options held following this notification:

     10,000 TOTAL

23.  Contact name for queries:

     PHILLIP ROSIER

24.  Name of contact and telephone number for queries:

     (01635  565583)

25. Name and signature of authorised company official responsible for making this notification:

     /s/ PHILLIP ROSIER

--------------------------------------------------------------------------------

London Stock Exchange. Company Announcements Office. Old Broad Street, London EC2N 1HP Facsimile: 0171 588 6057.0171 334 896/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Micro Focus Group Public Limited Company
                                        (Registrant)


Date:  February 11, 1999            By: /s/ Kenneth A. Sexton
                                        ---------------------------------------
                                        Kenneth Sexton
                                        Chief Financial Officer